EXHIBIT 12

HSBC USA INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30,
	2012	2011
	(dollars are in millions)
Ratios excluding interest on deposits:
Income (loss) from continuing operations	$(1,295)	$433
Income tax expense (benefit)	357	238
Less: Undistributed equity earnings	-	-
Fixed charges:
Interest on:
Borrowed funds	24	32
Long-term debt	502	449
Others	27	96
One third of rents, net of income from subleases	22	23

Total fixed charges, excluding interest on deposits	575	600

Income (loss) from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$(363)	$1,271

Ratio of earnings from continuing operations to fixed charges	(.63)	2.12

Total preferred stock dividend factor(1)	$78	$77

Fixed charges, including the preferred stock dividend factor	$653	$677

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	(.56)	1.88

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$575	$600
Add: Interest on deposits	243	196

Total fixed charges, including interest on deposits	$818	$796

Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$(363)	$1,271
Add: Interest on deposits	243	196

Total	$(120)	$1,467

Ratio of earnings from continuing operations to fixed charges	(.15)	1.84

Fixed charges, including the preferred stock dividend factor	$653	$677
Add: Interest on deposits	243	196

Fixed charges, including the preferred stock dividend factor and interest on deposits	$896	$873

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	(.13)	1.68

(1)	Preferred stock dividends grossed up to their pretax equivalents.